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SEC 06009718)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prestwick Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4711 Golf Road Suite 915

(No. and Street)

Skokie	IL	60076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Mahoney (847) 763-9020

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.G. Orlowsky, Ltd.

(Name — *if individual, state last, first, middle name*)

630 Dundee Road, Suite 125	Northbrook	IL	60062
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 2 5 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Brian W. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prestwick Securities, Inc., as of December 31, 2005 XXXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Brian W. Mahoney, President

Title

Notary Public

"OFFICIAL SEAL"
A. O. Strickland
Notary Public, State of Illinois
My Commission Exp. 01/13/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESTWICK SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Prepared by:
A.G. Orlowsky, Ltd.
630 Dundee Road, Suite 125
Northbrook, IL 60062
Telephone: (847) 291-9771
Fax: (847) 291-9774
AGOLTD@AOL.COM

PRESTWICK SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

INDEX

	Reference
Auditors' Letter to Board of Directors	-
Auditors' Opinion	-
Computation of Net Capital	Exhibit A
Balance Sheet	Exhibit B
Income Statement	Exhibit C
Statement of Cash Flow	Exhibit D
Statement of Changes in Stockholders' Equity	Exhibit E
Notes to the Financial Statements	Exhibit F

A.G. Orlowsky, Ltd.

630 Dundee Road - Suite 125
Northbrook, Illinois 60062
Tel: (847) 291-9771
Fax: (847) 291-9774

Alan G. Orlowsky, J.D., C.P.A.

Senior Associate Attorney:
Patricia L. Deemer, J.D.

Staff Accountant:
Sophia Ma, B.S.

Of Counsel:
Perl & Goodsnyder, Ltd.

Email AGOLTD@AOL.COM
Website WWW.AGOLTD.COM

Administrative Assistants:
Cherie L. Lindskog
Angela O. Strickland

To the Officers and Board of Directors of
Prestwick Securities, Inc.
4711 Golf Road, Suite 915
Skokie, IL 60076

We have audited the accompanying balance sheet of Prestwick Securities, Inc., (the "**Company**") as of December 31, 2005, and the related statements of income, cash flow and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestwick Securities, Inc., as of December 31, 2005 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

Alan Orlowsky
Alan G. Orlowsky, CPA

Northbrook, Illinois
February 22, 2006

A.G. Orlowsky, Ltd.

630 Dundee Road - Suite 125
Northbrook, Illinois 60062
Tel: (847) 291-9771
Fax: (847) 291-9774

Alan G. Orlowsky, J.D., C.P.A.

Senior Associate Attorney:
Patricia L. Deemer, J.D.

Staff Accountant:
Sophia Ma, B.S.

Of Counsel:
Perl & Goodsnyder, Ltd.

Email AGOLTD@AOL.COM
Website WWW.AGOLTD.COM

Administrative Assistants:
Cherie L. Lindskog
Angela O. Strickland

Board of Directors
Prestwick Securities, Inc.
4711 Golf Road, Suite 915
Skokie, IL 60076

Independent Auditors of Internal Accounting Control Required by SEC Rule 17a-5

We have examined the financial statements of Prestwick Securities, Inc., (the "**Company**") for the year ended December 31, 2005 and have issued our report thereon dated February 20, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Prestwick Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g).

We also made a study of the practices and procedures followed by Prestwick Securities, Inc., in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3. We found Prestwick Securities, Inc., to be in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during this period under audit. We did not review the practices and procedures followed by Prestwick Securities, Inc., in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts of customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of change in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the NASD, and should not be used for any other purpose.

Alan Orlowsky

A.G. Orlowsky, Ltd.
Northbrook, Illinois
February 22, 2006

Exhibit A

Prestwick Securities, Inc
Computation of Net Capital
December 31, 2005

COMPUTATION OF NET CAPITAL

1. Total Ownership Equity	$	19,398
2. Deduct Ownership Equity Not Allowed		-
3. Total Ownership Equity Qualified for Net Capital		19,398
4. Add Subordinated Liabilities		-
5. Total Capital & Subordinated Liabilities		19,398
6. Deductions and/or Charges		7,797
7. Net Capital Before Haircuts		11,601
8. Haircuts		1,583
9. Net Capital	$	10,018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

10. Minimum Net Capital Required (6-2/3% of line 15)	$	718
11. Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
12. Net Capital Requirement (greater of line 10 or 11)	$	5,000
13. Excess Net Capital (line 9 less 12)	$	5,018
14. Excess Net Capital at 1000% (Line 9 Less 10% of Line 15)	$	8,940

COMPUTATION OF AGGREGATE INDEBTEDNESS

15. Total Aggregate Indebtedness	$	10,775
16. Percent Aggregate Indebtedness to Equity (line 15 / line 9)		108%

Prestwick Securities, Inc
Balance Sheet
December 31, 2005

ASSETS

Cash		$	11,816
Accounts Receivable			6
Securities Owned			10,554
Other Assets-CRD-NASD	$ 2,341		
-Security Deposit	5,456		7,797
TOTAL ASSETS		$	30,173

LIABILITIES & SHAREHOLDER EQUITY

Accrued Expenses	$	10,775
Common Stock (1000 Shares Authorized; 125 Shares Issued and Outstanding at Stated Value)		18,000
Paid In Capital in Excess of Par		112,187
Retained Earnings - Accumulated Deficit		(110,789)
TOTAL LIABILITIES & SHAREHOLDER EQUITY	$	30,173

Exhibit C

Prestwick Securities, Inc
Income Statement
December 31, 2005

INCOME		
Commissions Income	$ 62,970	
Fee Income	5,000	
Interest Income	217	
Other Income	7,494	
TOTAL INCOME		$ 75,681
EXPENSES		
Bank Service Charges	$ 85	
Commission Paid	47,244	
Dues and Subscriptions	134	
Insurance/Bonds	1,898	
Licenses and Permits	100	
Miscellaneous	-	
Office Expense	14,158	
Professional Fees	36,378	
Regulatory Fees & Expenses	9,654	
Registered Agent Fees	241	
Repairs	2,590	
TOTAL EXPENSES		$ 112,482
PRETAX INCOME (LOSS)		$ (36,801)
INCOME TAXES		-
NET INCOME (LOSS)		$ (36,801)

Prestwick Securities, Inc
Statement of Cash Flow
December 31, 2005

OPERATING ACTIVITIES		
Net Income (Loss)		$ (36,801)
Adjustments To Reconcile Net Income		
Accounts Receivable:Reps	$ 3,175	
Accounts Receivable:Customers	(486)	
Accounts Receivable:Clearance account	(6)	
Accounts Payable	(243)	
Accrued Expenses	10,775	
Due to Clearing	(3,270)	
		$ 9,945
Net Cash Provided By Operating Activities		(26,856)
INVESTING ACTIVITIES		
Security Deposit Concourse	$ (5,456)	
Securities Owned:Marketable:Market Adjustment	(7,494)	
Net Cash Provided By Investing Activities		(12,950)
FINANCING ACTIVITIES		
Capital Contribution		
Additional Paid In Capital	$ 36,880	
Net Cash Provided By Financing Activities		$ 36,880
Other Assets:CRD-NASD		(2,341)
Increase (Decrease) In Cash		(5,267)
Cash Balance At Beginning of Year		$ 17,083
Cash Balance At End of Year		**$ 11,816**

Exhibit E

Prestwick Securities, Inc
Statement of Changes in Stockholders' Equity
December 31, 2005

Beginning Stockholders' Equity	$	19,318
Increases (Decreases) in Stockholders' Equity		36,881
Current Net Income from Operations	$	(36,801)
Ending Stockholders' Equity	**$**	**19,398**

Prestwick Securities, Inc
Notes to Financial Statements
December 31, 2005

Note 1:
The Income Statement of Prestwick Securities, Inc. reflects net loss of $36,801. Due to a net operating loss carryforward and this loss no Federal or State Income Tax has been accrued.

Note 2:
Securities owned in the amount of $10,554 have been reported at market price on December 31, 2005. Actual cost basis is $3,300.

Note 3:
In compliance with SEC Rule 17a-5(d)(4), no material differences existed upon reconciliation of the audited computation of the Net Capital and the broker dealer's corresponding Unaudited Part IIA of the Company's Focus Report for period ending December 31, 2005.